UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

SCHEDULE 14D-9

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

VIKING SYSTEMS, INC.

(Name of Subject Company)

VIKING SYSTEMS, INC.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

92685Q200

(CUSIP Number of Class of Securities)

John Kennedy

President and Chief Executive Officer

Viking Systems, Inc.

134 Flanders Road

Westborough, MA 01581

(508) 366-3668

With a copy to:

Amy M. Trombly, Esq.

Trombly Business Law, PC

1320 Centre Street, Suite 202

Newton, MA 02459

(617) 243-0060

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to the Schedule 14D-9 (the “Amendment”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 25, 2012, amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on August 24, 2012 (as amended, and together with the exhibits thereto, the “Schedule 14D-9”), by Viking Systems, Inc. (the “Company”), a Delaware corporation. The Schedule 14D-9 relates to the cash tender offer (the “Offer”) by Arrow Merger Corporation, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of CONMED Corporation, a New York corporation (“Parent”), as described in the Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the SEC on August 24, 2012 (as amended, the “Schedule TO”). The Schedule TO relates to Purchaser’s offer to purchase all outstanding shares of the Company’s common stock, par value $0.001 per share (each, a “Share”) at a purchase price of $0.27 per Share, net to the seller in cash, without interest and less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 24, 2012 (as amended, the “Offer to Purchase”), and the related Letter of Transmittal (as amended, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitutes the “Offer”). The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated herein by reference.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8. Additional Information.

Item 8, “Additional Information,” of the Schedule 14D-9 is hereby amended and supplemented by inserting the subsection “Expiration of the Tender Offer and Exercise of the Top-Up Option” at the end of such Item thereof as follow:

“Expiration of the Tender Offer and Exercise of the Top-Up Option

The Offer expired at 12:00 midnight, New York City time on Friday, September 21, 2012 as scheduled and was not extended. The depositary for the Offer has advised Purchaser and Parent that as of the expiration time of the Offer, a total of approximately 64,358,946 Shares were validly tendered and not properly withdrawn in the Offer representing approximately 83.59% of the currently issued and outstanding Shares (including 934,194 Shares delivered pursuant to Notices of Guaranteed Delivery, representing approximately 1.21% of the Shares outstanding). All Shares that were validly tendered and not properly withdrawn prior to the expiration of the Offer have been accepted for payment in accordance with the terms of the Offer. The number of Shares tendered pursuant to the Offer satisfies the Minimum Tender Condition.

Pursuant to the Merger Agreement, Purchaser has exercised its Top-Up Option, pursuant to which the Company has issued to Purchaser 100,000,000 newly-issued Shares at a price per Share equal to the Offer Price, which amount is sufficient to ensure that Purchaser and Parent can effect a short-form merger under applicable Delaware law.

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As a result of the purchase of Shares in the Offer and the issuance of Shares pursuant to the Top-Up Option, Purchaser and Parent will have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of the Company. Accordingly, the Company, Purchaser and Parent intend to promptly take the steps necessary to effect a “short-form” merger in which Purchaser is merged with and into the Company, with the Company surviving the Merger and continuing as a wholly-owned subsidiary of Parent as soon as practicable. In the Merger, each Share issued and outstanding immediately prior to the Effective Time of the Merger, other than Shares owned by Parent, Purchaser or any other direct or indirect wholly-owned subsidiary of Parent immediately prior to the Effective Time, or any Shares owned by any stockholder of the Company who is entitled to and properly exercised appraisal rights under Delaware law, will automatically be cancelled and converted into the right to receive an amount in cash equal to the Offer Price (the “Per Share Merger Consideration”), without interest and less any applicable withholding taxes. As of the Effective Time, all shares of the Company’s Common Stock will no longer be outstanding and will automatically be cancelled and cease to exist, and each holder of such Common Stock will cease to have any rights with respect thereto, except the right to receive the Per Share Merger Consideration, without interest.

On September 24, 2012, the Parent issued a press release announcing (i) the expiration and results of the Offer; (ii) that Purchaser intended to exercise its Top-Up Option, as required by the terms of the Merger Agreement, to cause the Company to issue Shares to Purchaser, at a price per share equal to the Offer Price, in an amount sufficient to ensure that Purchaser and Parent could effect a “short-form” merger with the Company in accordance with applicable provisions of Delaware law; and (iii) that Purchaser expected to have sufficient voting power to approve the merger without the affirmative vote of any other stockholder of the Company.

Departure and Appointment of Directors

In accordance with the Merger Agreement, each of John “Jed” Kennedy, William C. Bopp and Joseph A. De Perio resigned from the Board of Directors of the Company (the “Board”) and from all Board Committees on which such directors served, effective as of September 24, 2012. Each resigning director resigned pursuant to the provisions of the Merger Agreement, and no director resigned from the Board because of any disagreements with the Company on any matter relating to the Company’s operations, policies, or practices. Hooks K. Johnston, Amy S. Paul and William Tumber of the Company’s Board are expected to continue as directors.

In addition, effective as of September 24, 2012, the Board appointed the following individuals as members of the Board: Daniel S. Jonas, Robert D. Shallish, Jr., Luke A. Pomilio and Terence M. Bergé. Such persons were designated for appointment as directors of the Company by Purchaser pursuant to the Merger Agreement.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment to the Schedule 14D-9 is true, complete and correct.

VIKING SYSTEMS, INC.

Date: September 25, 2012	By:	/s/ John “Jed” Kennedy
Name: John “Jed” Kennedy Title: President and Chief Executive Officer

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